Exhibit G  Proposed Form of Notice


Progress Energy, Inc., et al.  (70-    )
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         Progress Energy, Inc. ("Progress Energy"), Carolina Power & Light
Company ("CP&L"), Rowan County Power, LLC ("Rowan"), Progress Ventures, Inc. ("Progress Ventures"), and Progress Genco Ventures, LLC ("Genco Ventures," and together with Progress Energy, CP&L, Rowan, and Progress Ventures collectively, "Applicants"), each located at 411 Fayetteville Street Mall, Raleigh, North Carolina 27602, have filed an application/declaration under Section 12(d) of the Act and Rule 44 under the Act.

         Progress Energy is a registered holding company under the Act, CP&L is a public utility company subsidiary of Progress Energy, Rowan is an wholly-owned exempt wholesale generator ("EWG") subsidiary of CP&L, Progress Ventures and Genco Ventures are direct and indirect intermediate holding company subsidiaries, respectively, of Progress Energy.

         Applicants seek authority under Section 12(d) of the Act, and Rule 44 thereunder, for CP&L to transfer its interests in certain electric generation assets and a related generation facility site located in Rowan County, North Carolina (collectively, the "Rowan Assets") to Rowan. The transfer is a component of a larger reorganization of Progress Energy's wholesale operations that the Applicants expect will promote efficient use of public and private resources, help simplify Progress Energy's resource planning, and contribute to expedited decision making, without diminishing the reliability of electric supply.

         The Rowan Assets consist of a 480 megawatt gas-fired combustion turbine generation facility ("Rowan Facility") located in Rowan County, North Carolina; associated electric interconnection equipment, fuel storage and handling facilities, and other facilities and equipment necessary for the generation of electricity and conducting related activities that are consistent with EWG status. The Rowan Assets also include the Rowan Facility site. Construction of the Rowan Facility commenced in April 2000, and commercial operation commenced in June of 2001.

         To complete the transaction, CP&L will transfer the Rowan Assets to Rowan. In accordance with the strategy of separating Progress Energy's retail from its wholesale operations, Progress Ventures will then acquire from CP&L all of the Rowan limited liability company interests, and Progress Ventures will contribute the Rowan limited liability company interests to Genco Ventures.

         CP&L will transfer the Rowan Assets to Rowan at net book cost, subject to a possible adjustment by the North Carolina Utilities Commission ("NCUC") in the event the NCUC determines that the market value of the Rowan Assets at transfer exceeded net book cost. The NCUC has approved the transfer of the Rowan Assets to Rowan in the NCUC Order. As of September 30, the Rowan Assets had a net book cost of approximately $180 million.